Exhibit 21.1
NorthStar Asset Management Group Inc.
List of Significant Subsidiaries

Entity Name	Formation Jurisdiction
NSAM LP	Delaware
Platform Healthcare Investor T-II, LLC	Delaware
NorthStar Asset Management Group, Ltd	Jersey
NSAM J-NRF Ltd	Jersey
NSAM CS Investor L.P.	Jersey
NSAM Luxembourg Sarl	Luxembourg
Platform Hospitality Investor T-II, LLC	Delaware